UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QVC GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	23-2414041
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 Wilson Drive, West Chester, Pennsylvania	19380
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of certain terms of the common stock, par value $0.01 per share (the “Common Stock”) and the preferred stock, par value $0.01 per share (the “Preferred Stock”), of QVC Group, Inc. (f/k/a QVC, Inc.) (the “Company”) and related provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Second Amended and Restated Bylaws (the “Bylaws”) is only a summary and does not purport to be complete. It is qualified in its entirety by reference to, and should be read in conjunction with, the Certificate of Incorporation and the Bylaws, which are attached as Exhibits 3.1 and 3.2, respectively, to this Registration Statement on Form 8-A and applicable provisions of Delaware law.

Common Stock

The Company is currently authorized to issue up to 650,000,000 shares of Common Stock. Except as provided by law or in a Preferred Stock designation, holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote and do not have the ability to cumulate votes for the election of directors; provided, that except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series of Preferred Stock are entitled to vote thereon. Except in respect of matters relating to the election of directors, or as otherwise provided in the Certificate of Incorporation, the Bylaws or required by law, all matters to be voted on by the holders of Common Stock must be approved by the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter. Abstentions and broker non-votes are not counted as votes cast. In the case of the election of directors, nominees are elected by a plurality of the votes cast.

Subject to Delaware law and the Certificate of Incorporation, holders of Common Stock are entitled to receive dividends as may be declared by the Company’s board of directors (the “Board of Directors”). There are no redemption, conversion or sinking fund provisions applicable to the Common Stock, and holders of Common Stock have no preemptive or subscription rights, except as may be provided in any agreement with the Company.

Preferred Stock

Subject to the provisions of the Certificate of Incorporation and legal limitations, the Board of Directors has the authority, without further vote or action by the Company’s stockholders, except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding, to issue up to 50,000,000 shares of Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations and restrictions of each such class or series, any of which may be superior to those of the Common Stock.

The issuance of shares of Preferred Stock by the Board of Directors as described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. The issuance of shares of Preferred Stock may discourage third-party bids for shares of Common Stock or may otherwise adversely affect the market price of the Common Stock. In addition, Preferred Stock may enable the Board of Directors to make it more difficult, or to discourage attempts, to obtain control of the Company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in the Company’s management. The Certificate of Incorporation and the Bylaws also prohibit the Company from issuing nonvoting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code.

Anti-Takeover Provisions

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws could make certain change of control transactions, including the acquisition of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors, more difficult. Because the Board of Directors has the power to retain and discharge the Company’s officers, these provisions may also have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in its or the Company’s best interests, including transactions that might result in a premium over the market price for shares of Common Stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors. The Company believes that the benefits of increased protection and the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Among other things, the Certificate of Incorporation and/or Bylaws:

•	establish advance notice procedures for stockholder nominations of candidates for election as directors and other business to be brought before annual meetings of the Company’s stockholders, and for stockholder nominations of candidates for election as directors at special meetings of stockholders at which directors are to be elected. These procedures require timely written notice to the Company’s Secretary and compliance with the requirements set forth in the Bylaws. Generally, to be timely, notice for an annual meeting must be delivered to, or mailed and received by, the Secretary at the Company’s principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days before the first anniversary of the preceding year’s annual meeting; provided that special timing rules apply to the Company’s first annual meeting after the Certificate of Incorporation becomes effective and to annual meetings that are advanced or delayed by more than the periods specified in the Bylaws. For a special meeting at which directors are to be elected, notice of a stockholder nomination must be received no earlier than one hundred twenty (120) days before the date of the special meeting and no later than the later of ninety (90) days before the date of the special meeting and the tenth day following the day on which the Company first publicly announces the date of the special meeting. The Bylaws specify additional form, content, updating and procedural requirements for all stockholder notices;

•	authorize the Board of Directors to issue one or more classes or series of Preferred Stock. This ability makes it possible for the Board of Directors to issue, without stockholder approval, Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company;

•	provide that the size of the Board of Directors shall not exceed nine (9) directors (with the Board of Directors as of the Effective Date consisting of eight (8) directors and one vacancy to be filled thereafter), with the number of directors to be fixed by resolution of a majority of the Board of Directors, subject to the terms of the Stockholder Agreements, each dated as of August 6, 2026, entered into separately by and between the Company and a single stockholder of the Company (collectively, the “Stockholder Agreements”), and the consent rights set forth in the Certificate of Incorporation. No stockholder is deemed to be acting as a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with any other stockholder solely as a result of being a party to a Stockholder Agreement or exercising its individual rights thereunder. In particular, the number of directors may not be increased or decreased without the prior written consent of each stockholder with then-existing director nomination rights under the Stockholder Agreements and, until and including the third anniversary of the Company’s emergence from bankruptcy, the holders of a majority of the then-outstanding shares of Common Stock;

•	provide that, subject to the terms of the Stockholder Agreements, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of Preferred Stock, be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director;

•	provide that directors may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of all outstanding shares of capital stock generally entitled to vote in the election of directors, voting together as a single class;

•	provide that, subject to the rights of any class or series of Preferred Stock then outstanding, until and including the third anniversary of the Company’s emergence from bankruptcy, stockholders may act by consent without a meeting in accordance with the Certificate of Incorporation, Bylaws and Delaware law, and thereafter any action required or permitted to be taken by stockholders may be taken only at a duly noticed and called annual or special meeting of stockholders and may not be taken by consent of stockholders without a meeting;

•	provide that special meetings of the Company’s stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors; provided that until and including the third anniversary of the Company’s emergence from bankruptcy, special meetings of the stockholders may also be called at any time at the request of two or more stockholders that are not affiliated with one another and who collectively hold at least twenty-five percent (25%) of the then-outstanding shares of Common Stock; provided further that such stockholders may not participate in the calling of a special meeting of stockholders more than once per fiscal year;

•	allow the Board of Directors to adopt, amend, alter or repeal the Bylaws without a vote of the stockholders, and provide that stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of holders of at least eighty-five percent (85%) of the voting power of all outstanding shares of capital stock generally entitled to vote in the election of directors, voting together as a single class;

•	contain corporate opportunity provisions that, subject to specified exceptions, provide that certain stockholders with director nomination rights under the Stockholder Agreements and their respective affiliates have no duty to refrain from engaging in the same or similar business activities or lines of business as the Company and no duty to communicate or offer certain corporate opportunities to the Company; and

•	provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company, the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (v) any action asserting a claim governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The Delaware exclusive forum provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Unless the Company consents in writing to the selection of an alternative forum, any federal district court of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Although the Company believes these forum selection provisions benefit the Company by providing increased consistency in the application of applicable law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against the Company and its directors, officers, employees and stockholders.

Delaware Anti-Takeover Law

The Company shall not be governed by or subject to Section 203 of the DGCL regulating corporate takeovers. Notwithstanding the foregoing, at any time when the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, the Certificate of Incorporation prohibits the Company from engaging in any “business combination” with any “interested stockholder,” as such terms are defined in Section 203 of the DGCL, for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination is approved, authorized or otherwise exempt from such restriction in a manner that would satisfy the requirements of Section 203 of the DGCL, assuming for this purpose that the Company were subject to Section 203 of the DGCL. For purposes of this restriction, “interested stockholder” does not include certain parties to the Stockholder Agreements, together with their affiliates and related funds, certain persons acting as a group or in concert with those parties, or certain transferees of shares from such persons, in each case as more fully described in the Certificate of Incorporation.

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant.*

3.2	Second Amended and Restated Bylaws of the Registrant.*

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2026	QVC Group, Inc.

	By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Vice President and Secretary